

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

David P. Radloff
Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive NE
Hutchinson, Minnesota 55350

> **Re:** **Hutchinson Technology Incorporated**
> **Registration Statement on Form S-4**
> **Filed January 10, 2011**
> **File No. 333-171614**
>
> **Schedule TO-I**
> **Filed January 10, 2011**
> **File No. 005-37228**

Dear Mr. Radloff:

We have limited our review of the above-referenced filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

1.   Please revise the prospectus cover page and elsewhere in the prospectus as appropriate to clarify that the maximum aggregate principal amount of the Old Notes to be tendered is $75,294,000.

Statement Regarding Forward-Looking Information, page 38

2.   We note the reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender

offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise and refrain from referring to such safe harbor provisions in any offers to exchange, future press releases or other communications relating to the exchange offers.

3.   We note the disclaimer regarding the Company's obligation to update any forward-looking statements. This disclaimer is inconsistent with your obligations under Exchange Act Rule 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed. Please revise and avoid using such statements in all future communications relating to the exchange offers.

Conditions to the Tender/Exchange Offer, page 50

4.   We note the disclosure in the last paragraph of this section relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on both points in your response letter.

Index to Exhibits, page II-5

5.   We note your intention to file certain exhibits, including the legal opinion to be filed as exhibit 5.1 and the indenture to be filed as exhibit 4.5, either by pre-effective amendment to the registration statement or by incorporating by reference to a current report on Form 8-K. Please confirm that you will file all exhibits required to be filed prior to effectiveness before requesting acceleration of the effective date of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions. If you require further assistance, you may contact Perry Hindin, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3444.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Sonia A. Shewchuk, Esq. — Faegre & Benson LLP